January 12, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-36285

Attention:	Jan Woo, Legal Branch Chief

Re:	Marathon Patent Group, Inc.
Preliminary Information Statement on Schedule 14A
Filed January 2, 2018
File No. 001-36555

Dear Ms. Woo,

On behalf of Marathon Patent Group, Inc., a Nevada corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated January 11, 2018 (the “Comment Letter”), regarding Preliminary Information Statement on Schedule 14A (the “Information Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. Page and caption references in the text of this letter correspondence to pages and captions in the Information Statement. The Information Statement has also been amended to update the number of shares outstanding as of the record date.

General

1.	Expand your descriptions of proposals nos. 1 and 2 to describe the impact of your proposed merger with Global Bitcoin Ventures on your capital structure. For example, disclose the total amount of shares outstanding assuming that the merger closes, and discuss whether the merger would impact the likelihood that a private placement would result in a change in control.

Response:

The Company has amended the Information Statement to include the information requested in the Staff’s Comment 1. Please refer to pages 22 and 23 under Proposals No. 1 and 2.

Please contact the undersigned at (212) 930-2700 with any other questions.

Sincerely,

/s/ Arthur Marcus
Arthur Marcus, Esq.
Sichenzia Ross Ference Kesner LLP

cc: Francis Knuettel, II, CFO